UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of May, 2016

(Commission File. No 0-30718).

SIERRA WIRELESS, INC., A CANADIAN CORPORATION
(Translation of registrant’s name in English)

13811 Wireless Way Richmond, British Columbia, Canada V6V 3A4
(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F           40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes:      ____      No:    X

Sierra Wireless Enables the World’s Fastest Vehicle Network for First Responders, Field Services and Transit

AirLink® MP70 Vehicle Router solves challenge of connecting multiple high-bandwidth in-vehicle applications with LTE Advanced, Gigabit Wi-Fi and Gigabit Ethernet connectivity

VANCOUVER, British Columbia--(BUSINESS WIRE)--May 17, 2016--Sierra Wireless (NASDAQ:SWIR) (TSX:SW) today announced availability of the AirLink® MP70, an LTE-Advanced (LTE-A) vehicle router for mission critical applications in public safety, transit and field services. Today’s mobile workforce needs to connect more technology in and around their vehicles to enhance safety and responsiveness. The MP70 serves as a purpose-built, high-performance vehicle networking solution that enables multiple high-bandwidth applications to work simultaneously, more than 10 times faster and four times further from the vehicle than ever before. It also provides IT departments with the flexibility to manage fleet and mobile assets in the cloud or in the enterprise data center using Sierra Wireless AirLink Network Management solutions.

“First responders and field services teams need access to uncompromised connectivity at all times, and that’s central to all of our LTE networking solutions,” said Jason Krause, Senior Vice President and General Manager, Enterprise Solutions for Sierra Wireless. “Using the MP70, mobile workers can communicate seamlessly from in and around their vehicle, as if they were in an office. This allows them to perform critical duties onsite more efficiently, and ultimately respond more quickly and effectively in the field.”

For example, a typical law enforcement vehicle hosts a laptop for dispatch and records management, an electronic citation system, live digital video surveillance, body-worn cameras and automated license plate recognition (ALPR) systems. With the MP70, all of these systems can connect to a high-speed vehicle area network, with both gigabit Ethernet and 802.11ac Wi-Fi supported, and share a secure LTE-A cellular connection that enables the dispatcher to access all of the systems in real time.

“We trialed the MP70 router to connect our in-vehicle computers and provide a Wi-Fi hotspot for our team to access critical database records onsite in real time during emergencies,” said Greg Katz, Lieutenant, Billerica MA Police Department. “Right out of the box, we were impressed by the MP70’s top-notch, ruggedized form factor—with hardened aluminum casing, it’s clearly designed for turbulent vehicle environments. We are also very impressed with its reliable LTE connectivity and, because it offers 4-port Gigabit Ethernet, we will be able to support more in-vehicle equipment, such as video cameras and ALPR, bringing the full functionality of our office network to our patrol officers.”

“The MP70 high performance vehicle router extends Sierra Wireless’ industry leading portfolio of vehicle gateways, which includes the AirLink GX450 mobile gateway and multi-network FirstNet Band 14 oMG vehicle router,” said Robin Duke-Woolley, CEO of specialist IoT analyst firm Beecham Research. “There is strong demand for vehicle area networks that can handle multiple applications, and the MP70’s flexible, secure management and Wi-Fi capabilities make it an attractive option.”

An entire fleet of AirLink MP70 routers, field applications and mobile assets can be remotely managed, controlled and monitored over a centralized platform using AirLink Network Management solutions from Sierra Wireless. Available as a hosted, cloud-based AirLink Management Service, or as a licensed software platform in the enterprise data center, oMM Management System, AirLink Network Management solutions allow organizations to increase efficiency and lower maintenance costs by up to 90 percent.

The MP70 is the industry’s first router with a high performance vehicle area network accessible via Gigabit Ethernet, Gigabit Wi-Fi and 300 mbps LTE-A to connect multiple applications in and around the vehicle. It has an integrated events engine, built-in vehicle I/O and support for AirLink Vehicle Telemetry to enable advanced awareness and instant insight into vehicle diagnostics, connected mobile assets, fleet operations and the workforce. The MP70 also provides GNSS and inertial navigation (activated in an upcoming software release), enabling superior vehicle location accuracy, even when out of satellite coverage. Purpose-built for vehicles, the AirLink MP70 ensures superior reliability and continuous operation in harsh environments and is designed to survive extreme transient surges and perform in noisy vehicle power environments.

Special Launch Promotion

The list price for the MP70 is $1049 USD, which includes AirLink Management Service (ALMS) for three years with orders placed in 2016. The AirLink MP70 is commercially available today through Sierra Wireless’s authorized channel partners.

What customers and partners are saying:

“After twenty two years of putting mobile data into vehicles, I have never been more excited about a Sierra Wireless mobility product as I am about their new vehicle router—the AirLink MP70,” says Chip George, Sales Manager, Astral Communications. “Mobile application requirements have quickly outpaced the capabilities of current market offerings, and the demands end-users place on mobile cellular routers have increased exponentially. Wireless networks are now expected to perform as well as wire-line networks and, with 802.11ac Gigabit Wi-Fi, Gigabit Ethernet, and LTE-Advanced, the AirLink MP70 makes a giant leap in meeting this expectation and prepares end-users for their future needs.”

"Many public safety and other mission critical communications’ users already enjoy the benefits of applications supported by TETRA networks. The advent of LTE will significantly enhance these existing applications and offer an exciting opportunity for many others using broadband data. LTE networks will have a significant impact on the way many do business," said Phil Kidner, Chief Executive Officer, TCCA, which represents more than 150 organizations from all continents of the world, bringing together all those with an interest in the provision of wireless communications in a mission critical or business critical environment.

“The AirLink MP70 brings flawless connectivity to many mobile assets and critical applications used by law enforcement officers, such as Computer Aided Dispatch (CAD), in-vehicle cameras, video streaming, laptops and license plate recognition cameras,” says Gavin Hutchins, Technical Director, TSM Texas. “We believe the MP70 will be instrumental in removing vehicle networking bottlenecks, as demand for high-bandwidth mobile devices continues to grow, and we’re very excited to deploy it in our larger law enforcement fleets in the months ahead.”

Webinar

Sierra Wireless will host a webinar, “Connecting in-vehicle technologies to improve safety and responsiveness,” on May 19, 2016, at 9:00 PST, to highlight the challenges of building and supporting mobile offices and explain how the MP70 addresses these challenges. Click here to register for the webinar.

Events

Sierra Wireless will be exhibiting at Critical Communications World May 31st to June 2nd in Amsterdam, Netherlands, booth A.24A. There will be a live demonstration of the AirLink MP70 at this event. Click here for more information.

More Information

For more information about the AirLink MP70 vehicle router, and the company’s solutions for the mobile IoT market, visit https://www.sierrawireless.com/products-and-solutions/routers-gateways/. To contact the Sierra Wireless Sales Desk, call +1 877-687-7795 or visit http://www.sierrawireless.com/sales.

Note to editors:

To view and download images of Sierra Wireless products, visit http://www.sierrawireless.com/newsroom/productimages.aspx.

About Sierra Wireless

Sierra Wireless (NASDAQ: SWIR) (TSX: SW) is building the Internet of Things with intelligent wireless solutions that empower organizations to innovate in the connected world. We offer the industry’s most comprehensive portfolio of 2G, 3G and 4G embedded modules and gateways, seamlessly integrated with our secure cloud and connectivity services. OEMs and enterprises worldwide trust our innovative solutions to get their connected products and services to market faster. Sierra Wireless has more than 1,000 employees globally and operates R&D centers in North America, Europe and Asia. For more information, visit www.sierrawireless.com.

“AirLink” is a trademark of Sierra Wireless. Other product or service names mentioned herein may be the trademarks of their respective owners

Forward Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, plans and timing for the introduction or enhancement of our services and products, statements about future market conditions, supply conditions, channel and end customer demand conditions, revenues, gross margins, operating expenses, profits, and other expectations, intentions, and plans contained in this press release that are not historical fact. Our expectations regarding future revenues and earnings depend in part upon our ability to successfully develop, manufacture, and supply products that we do not produce today and that meet defined specifications. When used in this press release, the words "plan", "expect", "believe", and similar expressions generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties, including, but not limited to, changes in technology and changes in the wireless data communications market. In light of the many risks and uncertainties surrounding the wireless data communications market, you should understand that we cannot assure you that the forward-looking statements contained in this press release will be realized.

CONTACT:
Sierra Wireless
Media:
Kim Homeniuk, +1 604 233 8028
khomeniuk@sierrawireless.com
or
Investors:
David Climie, +1 (604) 231 1137
dclimie@sierrawireless.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

		By:	/s/ David G. McLennan

David G. McLennan, Chief Financial Officer and Secretary

Date:	May 17, 2016